Tikcro Technologies Reports Fourth Quarter and Full Year 2008
                                    Results

Tel Aviv, Israel, April 7, 2009 -- Tikcro Technologies Ltd. (OTC BB:
TIKRF) today reported results for the fourth quarter and year ended December 31, 2008.

Net loss for the fourth quarter was $485,000, or $(0.06) per share. Net loss for the year ended December 31, 2008 was $6,000 or $(0.00) per share. This loss includes a non cash item in the amount of approximately $460,000 that was derived from a difference in the valuation of the securities of BioCancell held by the company as of December 31, 2008 compared with the respective valuation recorded as of September 30, 2008. As of December 31, 2008, the Company had net cash and marketable securities totaling $7.8 million.

In July 2008, Tikcro acquired common stock, a convertible note and a warrant of BioCancell, a biotechnology company engaged in the development and trial of novel drugs targeting cancer, for total consideration of $2.5 million.

BioCancell is currently conducting a Phase IIb clinical trial using its leading drug, BC-819, for the treatment of superficial bladder carcinoma cancer.

BioCancell recently received U.S. FDA approval to commence Phase I clinical trials using its leading drug, BC-819, for the treatment of ovarian cancer and for the treatment of pancreatic cancer. Both Phase I clinical trials are expected to begin in multiple medical centers in the U.S. and Israel.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)
----------------------------------------------------------------------------------------------------------------



                                                                December 31,                December 31,
                                                                 2008                       2007
         Assets
               Current assets
               Cash and short-term marketable securities        $    7,803     $           10,325
               Other receivables                                        20                     32
                                                                        --                     --

                    Total current assets                             7,823                 10,357

               Investment in Biocancell - stock, convertible
               note and warrant                                      2,910                      0

                    Total assets                                $   10,733     $           10,357
                                                                ----------                 ------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities and related party
               current account                                  $      309   $                170
                                                                ----------                 ------
                    Total current liabilities                          309                    170



               Shareholders' equity                                 10,424                 10,187
                                                                  --------                 ------

               Total liabilities and shareholders' equity       $   10,733   $             10,357
                                                                  --------                 ------



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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31             Year Ended December 31
                                                              2008                 2007                 2008              2007

                                                              ----                 ----                 ----              ----
General and administrative expenses                            $18        $         135         $        658       $       334
                                                         ----------------     ----------------      --------------     -------------



Total operating expenses                                       18                   135                  658                 334

                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                (18)                 (135)                (658)               (334)

Financial income (expenses), net                              (467)                 120                  652                 481
                                                         ----------------     ----------------      --------------     ------------

Net income (loss)                                            $(485)       $        (15)         $        (6)       $         147
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and diluted net earnings (loss) per share              $(0.06)      $       (0.00)        $      (0.00)      $       $ 0.02
                                                         ================     ================      ==============     =============

Basic weighted average shares                                 8,250                8,004                8,167               7,933
                                                         ================     ================      ==============     =============
                                                         ================     ================      ==============     =============

Diluted weighted average shares                               8,250                8,004                8,167               8,065
                                                         ================     ================      ==============     =============
                                                         ================     ================      ==============     =============


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